Northern Dynasty: Pebble Partnership seeks injunction to halt unprecedented EPA veto process

May 22, 2014 Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the "Company") announces that the Pebble Limited Partnership (“Pebble Partnership” or “PLP”) has filed suit in U.S. District Court for Alaska to halt a regulatory process initiated by the U.S. Environmental Protection Agency (“EPA”) under the Clean Water Act (“CWA”). PLP’s complaint asserts that, in the absence of a permit application, EPA’s Section 404(c) regulatory process initiated on February 28, 2014 exceeds the federal agency’s authority under the CWA, and violates the Alaska Statehood Act among other federal laws.

“While Congress provided EPA a legitimate and important role in assessing CWA 404 permits, it is clear that the US Army Corps of Engineers (“USACE”) is the lead federal agency for such permits and that the State of Alaska also has a central regulatory role to play,” said Northern Dynasty President & CEO Ron Thiessen. “EPA’s unilateral process to pre-judge Pebble before a project is proposed or permits are sought not only undermines the legitimate authority of the USACE and the State, it would also establish a damaging precedent that will have significant long-term effects on business investment in Alaska and throughout the United States.” PLP’s complaint explains that, while EPA has authority under the CWA to veto Section 404 ‘dredge or fill’ permits issued by USACE if it determines the permitted activity poses an unacceptable risk of adverse effects to aquatic resources, it must do so based on an actual permit specifying both a specific disposal site and specific fill material. The CWA does not provide EPA the power to pro-actively veto potential uses of State land in the absence of a permit application or approval, noting the U.S. Supreme Court has repeatedly recognized that, “regulation of land use, as through the issuance of development permits…is a quintessential state and local power.” PLP also explains that EPA’s regulatory process is contrary to the Alaska Statehood Act and other federal legislation by which the Pebble lands were granted to the state, stating that “A veto would be an unlawful revocation of Alaska’s statutory right to select and develop minerals on these lands.” The Pebble Partnership, the State of Alaska, as well as Alaska business and Native groups, have called on EPA to stand down from its unprecedented, unilateral and pre-emptive regulatory process, to wait for PLP to submit a development proposal for Pebble and for the USACE to undertake an Environmental Impact Statement (“EIS”) review process under the National Environmental Policy Act (“NEPA”). The EPA would retain its statutory authority to participate fully in the NEPA process to come and as no development can be commenced without the requisite permits, no environmental harm can occur during the NEPA process.

“Thus far, EPA has refused our and others’ repeated requests to allow Pebble to be reviewed via an objective, exhaustive, transparent and inclusive EIS process under NEPA,” Thiessen said. “At this point, we feel we have little choice but to petition the federal court to issue an injunction to halt a regulatory process we believe is contrary to law.”

About the Pebble Project

The Pebble Project is an initiative of the Pebble Partnership to responsibly develop a globally significant copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine, which will benefit not only the owner, but the people, culture and industries of the State of Alaska, as well as suppliers, consultants and industries in the Lower 48 United States of America.

A 2013 study authored by IHS Global Insight, entitled The Economic and Employment Contributions of a Conceptual Pebble Mine to the Alaska and United States Economies found the Pebble Project has the potential to support 15,000 American jobs and contribute more than $2.5 billion annually to US GDP over decades of production. The IHS Global Insight study is available at www.northerndynasty.com.

The Pebble Project is located 200 miles southwest of Anchorage on state land designated for mineral exploration and development. It is situated in a region of rolling tundra approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an advanced-stage initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. Assumptions used by the Company to develop forward-looking statements include the following: the Pebble Project will obtain all required environmental and other permits and all land use and other licenses, studies and development of the Pebble Project will continue to be positive, and no geological or technical problems will occur. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.